Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP REPORTS ITS FOURTH QUARTER AND

FULL-YEAR 2023 RESULTS

Highlights for FY23 Q4

•	Revenues of $3,076.3 million, an increase of $728.8 million or 31% compared to the same period last year, a record performance for a single quarter in the Company’s history;

•	Retail sales up for Powersports products by 21% compared to the same period last year, and market share gains for SSV in North America;

•

Normalized diluted earnings per share [1] of $3.85, an increase of $0.85 per share or 28%, and diluted earnings per share of $4.54, an increase of $2.04 per share or 82% compared to the same period last year;

•	Normalized EBITDA [1] of $528.0 million, an increase of $111.6 million or 27% compared to the same period last year.

Highlights for FY23

•	Increased revenues by 31% compared to last year, reaching an all-time record high of $10,033.4 million;

•	Outperformed our increased FY23 guidance with Normalized diluted earnings per share [1] of $12.05, an increase of $2.13 per share or 21%;

•	Achieved market share gains of over 5 percentage points in the North American Powersports industry;

•	Provided strong returns to shareholders with $356 million deployed for share repurchases and dividend payments; and

•

Continued to invest in future market-shaping products with the completion of 3 acquisitions, the creation of the LVHA Group and the start of construction of the Can-Am electric two-wheel motorcycle production facility in Querétaro, Mexico.

Fiscal 2024 full-year guidance

•	The Company is well positioned to continue its growth with revenues expected to increase in the range of 9% to 12% compared to fiscal year 2023; and

•	Normalized diluted earnings per share [1] expected in the range of $12.25 - $12.75 or resulting in an increase of 2% to 6% compared to fiscal 2023.

Valcourt, Quebec, March 23, 2023 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and twelve-month periods ended January 31, 2023. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on SEDAR and EDGAR as well as in the section Quarterly Reports of BRP’s website.

“We achieved record results for the year with revenues exceeding $10 billion for the first time ever, solid profit margins and Normalized EPS above our guidance range. These achievements speak volumes about the dedication and relentless work of our team, as well as the strength of our product portfolio. We are proud of our outstanding fourth quarter retail performance as we significantly outpaced the Powersports industry and concluded the year with an exceptional 5 percentage points market share increase over the previous year in North America,” said José Boisjoli, President and CEO of BRP.

“Heading into fiscal 2024, despite macro concerns, we expect to continue our growth and deliver Normalized EPS between $12.25 and $12.75. BRP’s proven reputation for product innovation, industry-leading brands and solid dealer network provide a robust foundation for sustainable growth,” concluded Mr. Boisjoli.

1	See “Non-IFRS Measures” section of the press release.

FISCAL YEAR 2024 GUIDANCE

The Company has established its FY24 guidance as follows:

Financial Metric	FY23	FY24 Guidance [2] vs FY23
Revenues
Year-Round Products	$4,827.1	Up 16% to 19%
Seasonal Products	3,440.3	Down 4% to Flat
Powersports PA&A and OEM Engines	1,276.4	Up 3% to 7%
Marine	489.6	Up 45% to 50%
Total Company Revenues	10,033.4	Up 9% to 12%
Normalized EBITDA [3]	1,706.3	Up 9% to 13%
Effective Tax Rate [3][4]	24.4%	24.5% to 25.5%
Normalized Earnings per Share – Diluted [2]	$12.05	$12.25 to $12.75 (Up 2% to 6%)
Net Income	865.4	~$985M to $1,025M

Other assumptions for FY24 Guidance

• Depreciation Expenses Adjusted	~$375M (Compared to $304M in FY23)
• Net Financing Costs Adjusted:	~$180M (Compared to $110M in FY23)
• Weighted average number of shares – diluted:	~80.5M shares (Compared to 80.9M shares in FY23)
• Capital Expenditures:	~$750M to $800M (Compared to $659M in FY23)

2

Please refer to the “Caution Concerning Forward-Looking Statements” and “Key assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2024 guidance.

3	See “Non-IFRS Measures” section of the press release.
4	Effective tax rate based on Normalized Earnings before Normalized Income Tax.

Financial Highlights

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars, except per share data and margin)	January 31, 2023	January 31, 2022	January 31, 2023	January 31, 2022	January 31, 2021
Revenues	$3,076.3	$2,347.5	$10,033.4	$7,647.9	$5,952.9
Gross Profit	787.6	609.5	2,499.4	2,132.2	1,472.3
Gross Profit (%)	25.6%	26.0%	24.9%	27.9%	24.7%
Normalized EBITDA [5]	528.0	416.4	1,706.3	1,462.1	999.0
Net income (loss)	365.1	209.6	865.4	794.6	362.9
Normalized net income [5]	309.2	251.3	976.7	846.5	477.0
Earnings per share—diluted	4.54	2.50	10.67	9.31	4.10
Normalized earnings per share – diluted [5]	3.85	3.00	12.05	9.92	5.39
Weighted average number of shares – basic	78,812,364	81,965,577	79,382,008	82,973,284	87,519,856
Weighted average number of shares – diluted	80,402,213	83,691,775	80,946,102	85,259,520	88,604,984

FOURTH QUARTER RESULTS

For the fourth quarter of Fiscal 2023, the Company continued to deliver strong financial results which contributed to exceed its previously announced Fiscal 2023 financial guidance. The demand for our products continued to be strong, as evidenced by the increase of 21% in the Company’s North American retail sales for Powersports Products during the fourth quarter of Fiscal 2023 compared to the same period last year.

The increase in revenues for the three-month period ended January 31, 2023 compared to Fiscal 2022 is mainly explained by a strong consumer demand. It was supported by the additional available capacity such as the new Juarez-3 facility dedicated to SSV production, successful new product introductions, and the final completion of its substantially completed units available for retail allowing to achieve record high revenues during the fourth quarter of Fiscal 2023. The supply chain is gradually returning to a more stable level, however we continue to incur production inefficiencies resulting in higher production costs. Most Powersports product lines favorably contributed to the strong revenue growth compared to the fourth quarter of Fiscal 2022, resulting in higher profitability than last year.

Revenues

Revenues increased by $728.8 million, or 31.0%, to $3,076.3 million for the three-month period ended January 31, 2023, compared to $2,347.5 million for the corresponding period ended January 31, 2022. The revenue increase was primarily driven by a higher wholesale volume across all product lines due to strong retail demand, and the introduction of the Sea-Doo pontoon. The increase includes a favourable foreign exchange rate variation of $73 million.

•

Year-Round Products [6] (41% of Q4-23 revenues): Revenues from Year-Round Products increased by $401.7 million, or 47.1%, to $1,254.8 million for the three-month period ended January 31, 2023, compared to $853.1 million for the corresponding period ended January 31, 2022. The increase was due to a higher volume and favorable pricing across all product lines. The higher volume of SSV sold was driven by strong market demand and increased production capacity. The increase in ATV and 3WV volume was due to better product availability. The increase includes a favourable foreign exchange rate variation of $35 million.

5	See “Non-IFRS Measures” section of this press release.
6	The inter-segment transactions are included in the analysis.

•

Seasonal Products [7] (43% of Q4-23 revenues): Revenues from Seasonal Products increased by $270.6 million, or 25.8%, to $1,319.5 million for the three-month period ended January 31, 2023, compared to $1,048.9 million for the corresponding period ended January 31, 2022. The increase was due to a higher volume of PWC sold along with favorable pricing across all product lines and the introduction of the Sea-Doo pontoon. The higher volume of PWC sold was driven by strong market demand and better product availability. These increases were partially offset by a decrease in the volume of snowmobiles sold resulting from the suspension of sales in Russia. The increase also includes a favourable foreign exchange rate variation of $17 million.

•

Powersports PA&A and OEM Engines [7] (12% of Q4-23 revenues): Revenues from Powersports PA&A and OEM Engines increased by $67.6 million, or 21.8%, to $378.3 million for the three-month period ended January 31, 2023, compared to $310.7 million for the corresponding period ended January 31, 2022. The increase was due to a higher volume of PA&A coming from strong unit retail sales, combined with favourable pricing and the introduction of the Sea-Doo pontoon. The increase also includes a favourable foreign exchange rate variation of $15 million.

•

Marine [7] (4% of Q4-23 revenues): Revenues from the Marine segment decreased by $10.5 million, or 7.6%, to $128.5 million for the three-month period ended January 31, 2023, compared to $139.0 million for the corresponding period ended January 31, 2022. The decrease was due to a lower volume of boats sold due to supply chain disruptions, which slowed down the introduction of new products, partially offset by favourable pricing in addition to a favourable mix of boats sold. The decrease includes a favourable foreign exchange rate variation of $6 million.

North American Retail Sales

The Company’s North American retail sales for Powersports products increased by 21%, or 19% when excluding pontoons for the three-month period ended January 31, 2023 compared to the three-month period ended January 31, 2022. The increase was mainly attributable to PWC and SSV.

•	Year-Round Products: retail sales increased on a percentage basis in the mid-thirties range compared to the three-month period ended January 31, 2022.

•	Seasonal Products: retail sales increased on a percentage basis in the low-teens range compared to the three-month period ended January 31, 2022.

•	Marine: boat retail sales decreased by 57% compared to the three-month period ended January 31, 2022.

Gross profit

Gross profit increased by $178.1 million, or 29.2%, to $787.6 million for the three-month period ended January 31, 2023, compared to $609.5 million for the corresponding period ended January 31, 2022. The increase in gross profit was primarily due to the favorable volume of SSV and PWC sold and a favorable pricing across all product lines. Gross profit margin percentage decreased by 40 basis points to 25.6% from 26.0% for the three-month period ended January 31, 2022. The slight decrease in gross profit margin percentage was attributable to higher logistics, commodities and labour costs due to inefficiencies related to supply chain disruptions and inflation, and higher sales programs resulting from historical low levels in Fiscal 2022. The decrease was partially offset by higher volume and favorable pricing.

7	The inter-segment transactions are included in the analysis.

Operating expenses

Operating expenses increased by $87.8 million, or 33.4%, to $350.7 million for the three-month period ended January 31, 2023, compared to $262.9 million for the three-month period ended January 31, 2022. The increase was mainly attributable to higher general and administrative (“G&A”) expenses, mainly for the modernization of the Company’s software infrastructure to support future growth, increases in research and development (“R&D”) expenses and selling and marketing to support future growth, and continued product investments.

Normalized EBITDA [8]

Normalized EBITDA [8] increased by $111.6 million, or 26.8%, to $528.0 million for the three-month period ended January 31, 2023, compared to $416.4 million for the three-month period ended January 31, 2022. The increase was primarily due to higher gross profit partially offset by higher operating expenses.

Net Income

Net income increased by $155.5 million or 74.2%, to $365.1 million for the three-month period ended January 31, 2023, compared to $209.6 million for the three-month period ended January 31, 2022. The increase was primarily due to a higher operating income and a favorable foreign exchange rate variation impact on the U.S. denominated long-term debt, partially offset by net financing costs and a higher income tax expense.

TWELVE-MONTH PERIOD ENDED JANUARY 31, 2023

Revenues

Revenues increased by $2,385.5 million, or 31.2%, to $10,033.4 million for the twelve-month period ended January 31, 2023, compared to $7,647.9 million for the corresponding period ended January 31, 2022. The increase was primarily due to a higher volume of SSV, snowmobile, 3WV and PWC sold, the introduction of Sea-Doo pontoons and favorable pricing across all product lines. The increase includes a favourable foreign exchange rate variation of $107 million.

Normalized EBITDA [8]

Normalized EBITDA [8] increased by $244.2 million, or 16.7%, to $1,706.3 million for the twelve-month period ended January 31, 2023, compared to $1,462.1 million for the twelve-month period ended January 31, 2022. The increase was primarily due to higher gross profit, partially offset by higher operating expenses, mostly in R&D and G&A.

Net Income

Net income increased by $70.8 million to $865.4 million for the twelve-month period ended January 31, 2023, compared to $794.6 million for the twelve-month period ended January 31, 2022. The increase in net income was primarily due to a higher operating income and lower net financing costs, partially offset by an unfavorable impact of the foreign exchange rate variation on the U.S. denominated long-term debt and a higher income tax expense.

8	See “Non-IFRS Measures” section of the press release.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated net cash flows from operating activities totaling $649.5 million for the twelve-month period ended January 31, 2023 compared to $770.0 million for the twelve-month period ended January 31, 2022.

The Company invested approximately $660 million of its liquidity in capital expenditures to add production capacity and modernize the Company’s software infrastructure to support future growth and $208 million in business combinations. The Company also returned $356 million to shareholders through share repurchases and a quarterly dividend payout.

On December 13, 2022, the Company entered into an incremental U.S. $500.0 million tranche under its Term Facility. This new tranche matures on December 13, 2029, and, consistent with the existing tranche of the Term Facility, is exempt of financial covenants. On the same date, the Company fully repaid the then outstanding U.S. $100 million Term Loan B-2 for repayment of $135.0 million.

Dividend

On March 22, 2023, the Company’s Board of Directors declared a quarterly dividend of $0.18 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on April 17, 2023 to shareholders of record at the close of business on April 3, 2023.

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. EDT, BRP Inc. will host a conference call and webcast to discuss its FY23 fourth quarter results. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 39706809), please dial 1 (888) 396-8049 (toll-free in North America). Click here for International numbers.

The Company’s fourth quarter FY23 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines and exploring new low voltage and human assisted product categories. Headquartered in Quebec, Canada, BRP has annual sales of CA$10 billion from over 130 countries and a global workforce of close to 23,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to our Fiscal Year 2024, including financial guidance and outlook and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted, weighted average of the number of shares diluted and capital expenditures), statements relating to the anticipated additional production capacity, statements relating to the declaration and payment of dividends, statements about the Company’s current and future plans, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, including its ability to gain additional market share, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected consumer interest for the Company’s products and services and sustainable growth, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: the impact of adverse economic conditions including in the context of recent significant increases of interest and inflation rates; any decline in social acceptability of the Company and its products, including in connection with the broader adoption of electrical or low-emission products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials, including as a result of the military conflict between Russia and Ukraine; the inability to attract, hire and retain key employees, including members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any failure of information technology systems, security breach or cyber-attack, or difficulties with the implementation of new systems, including the Company’s new ERP; the Company’s reliance on international sales and operations; the Company’s inability to successfully execute its growth strategy; unfavourable weather conditions and climate change more generally; the Company’s seasonal nature of its business and some of its products; the Company’s reliance on a network of independent dealers and distributors; any inability of dealers and distributors to secure adequate access to capital; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure to carry proper insurance coverage; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release, including the following: reasonable industry growth ranging from slightly down to slightly up, that is based on the assumption that supply chain disruptions continue to improve; market share will remain constant or moderately increase; stable global and North American economic conditions, a limited impact from the military conflict between Russia and Ukraine and the COVID-19 pandemic; main currencies in which the Company operates will remain at near current levels; inflation is expected to remain elevated from strong demand, supply shortages and high energy prices, and is expected to gradually decline as central banks gradually increase interest rates; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s margins, will remain at current levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. The Company cautions that its assumptions may not materialize and that global economic and political conditions, combined with one or more of the risks and uncertainties discussed herein, may render such assumptions, although believed reasonable at the time they were made, inaccurate. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements

To assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities.

Other elements, such as restructuring and wind-down costs, gain or loss on litigation and acquisition-related costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company

Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, these measures consider the impact of investing activities, financing activities and income taxes on the Company’s financial results
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense
Normalized earnings per share – diluted	Calculated by dividing the Normalized net income by the weighted average number of shares – diluted

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses aforementioned non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

The Company refers the reader to the table below for the reconciliations of the non-IFRS measures presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars)	January 31, 2023	January 31, 2022	January 31, 2023	January 31, 2022	January 31, 2021
Net income	$365.1	$209.6	$865.4	$794.6	$362.9
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	(56.6)	48.4	92.4	(13.3)	(121.8)
Cybersecurity incident costs [2]	2.2	—	25.5	—	—
(Gain) loss on NCIB	—	—	(1.8)	21.3	(12.2)
Past service costs [3]	4.3	—	4.3	—	—
Impairment charge	—	—	—	—	177.1
Costs related to business combinations [4]	2.6	1.0	8.3	9.9	5.9
Evinrude outboard engine wind-down [5]	—	(1.3)	—	0.4	96.1
Gain on disposal of property, plant & equipment and lease termination [6]	—	(8.7)	—	(8.7)	(12.7)
COVID-19 pandemic impact [7]	—	—	—	—	10.6
Transaction costs on long-term debt [8]	1.0	—	1.0	44.3	12.7
Other elements [9]	(5.1)	1.1	(3.2)	3.8	4.1
Income tax adjustment [1] [10]	(4.3)	1.2	(15.2)	(5.8)	(45.7)

Normalized net income [1]	309.2	251.3	976.7	846.5	477.0
Normalized income tax expense [1]	96.3	77.9	315.7	287.9	167.1
Financing costs adjusted [1]	36.5	14.0	113.9	63.4	107.3
Financing income adjusted [1]	(1.4)	(0.3)	(4.2)	(3.8)	(7.6)
Depreciation expense adjusted [1]	87.4	73.5	304.2	268.1	255.2

Normalized EBITDA [1]	$528.0	$416.4	$1,706.3	$1,462.1	$999.0

[1]	See “Non-IFRS Measures” section.
[2]	During Fiscal 2023, the Company incurred costs related to a cybersecurity incident. These costs are mainly comprised of recovery costs, idle costs such as direct labor during shutdown period, etc.
[3]

Effective December 31, 2022, BRP approved an ad-hoc adjustment to be granted to retirees and surviving spouses of the Pension Plan for Employees of BRP (Canada) who retired prior to 2017. The impact of this ad-hoc increase is recognized as a past service cost during the year ended January 31, 2023.

[4]	Transaction costs and depreciation of intangible assets related to business combinations.
[5]	The Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.
[6]

During Fiscal 2022, the Company acquired its two leased facilities in Mexico. The derecognition of related right-of-use assets and corresponding lease liabilities generated a $8.7 million gain on lease termination.

[7]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.
[8]

During Fiscal 2022, the Company incurred a prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2.

[9]

Other elements include gain on litigation for Fiscal 2021, insurance recovery on destroyed equipment related to the Juarez 2 fire recorded in Fiscal 2023 and costs associated with restructuring and reorganization activities to gain flexibility and improve efficiency which are mainly composed of severance costs and retention salaries.

[10]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized, adjustment related to the impact of foreign currency translation from Mexican operations, as well as the unrecognized tax benefits related to Evinrude outboard engine wind-down in Fiscal 2021.

The following table presents the reconciliation of items as included in the Normalized net income [1] and Normalized EBITDA [1] compared to respective IFRS measures as well as the Normalized EPS – basic and diluted [1] calculation.

(millions of Canadian dollars, except per share data)	Three-month periods ended		Twelve-month periods ended
	January 31, 2023	January 31, 2022	January 31, 2023	January 31, 2022	January 31, 2021
Depreciation expense reconciliation
Depreciation expense	$90.0	$74.5	$310.4	$273.6	$260.8
Depreciation of intangible assets related to business combinations	2.6	1.0	6.2	4.1	4.4
Evinrude outboard engine wind-down [2]	—	—	—	1.4	1.2

Depreciation expense adjusted	$87.4	$73.5	$304.2	$268.1	$255.2

Income tax expense reconciliation
Income tax expense	$92.0	$79.2	$300.5	$282.1	$121.4
Income tax adjustment [3]	(4.3)	1.3	(15.2)	(5.8)	(45.7)

Normalized income tax expense [1]	$96.3	$77.9	$315.7	$287.9	$167.1

Financing costs reconciliation
Financing costs	$37.5	$14.0	$114.8	$128.9	$120.0
Transaction costs on long-term debt [4]	1.0	—	1.0	44.3	12.7
Loss on NCIB	—	—	—	21.3	—
Other	—	—	—	(0.1)	—

Financing costs adjusted	$36.5	$14.0	$113.9	$63.4	$107.3

Financing income reconciliation
Financing income	$(1.4)	$(0.3)	$(6.0)	$(3.8)	$(19.8)
Gain on NCIB	—	—	(1.8)	—	(12.2)

Financing income adjusted	$(1.4)	$(0.3)	$(4.2)	$(3.8)	$(7.6)

Normalized EPS—basic [1] calculation
Normalized net income [1]	$309.2	$251.3	$976.7	$846.5	$477.0
Non-controlling interests	(0.2)	0.2	1.5	0.7	(0.5)
Weighted average number of shares—basic	78,812,364	81,965,577	79,382,008	82,973,284	87,519,856

Normalized EPS—basic [1]	$3.93	$3.06	$12.29	$10.19	$5.46

Normalized EPS—diluted [1] calculation
Normalized net income [1]	$309.2	$251.3	$976.7	$846.5	$477.0
Non-controlling interests	(0.2)	0.2	1.5	0.7	(0.5)
Weighted average number of shares—Diluted	80,402,213	83,691,775	80,946,102	85,259,520	88,604,984

Normalized EPS—diluted [1]	$3.85	$3.00	$12.05	$9.92	$5.39

[1]	See “Non-IFRS Measures” section.
[2]	During Fiscal 2022, the Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.
[3]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized, adjustment related to the impact of foreign currency translation from Mexican operations, as well as the unrecognized tax benefits related to Evinrude outboard engine wind-down in Fiscal 2021.

[4]

During Fiscal 2022, the Company incurred a prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2.

The following table presents the reconciliation of Net Cash Flows from Operating Activities to Free Cash Flow [1].

(millions of Canadian dollars)	Twelve-month periods ended
	January 31, 2023	January 31, 2022
Net cash flows generated from operating activities	$649.5	$770.0
Additions to property, plant and equipment	601.0	628.9
Additions to intangible assets	58.4	68.8

Free cash flow [1]	$(9.9)	$72.3

[1]	See “Non-IFRS Measures” section.

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